K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 30, 2013

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 31
-Neuberger Berman Absolute Return Multi-Manager Fund - Class R6
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on December 18, 2013, regarding your review of Post-Effective Amendment No. 31 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 31 will become effective on December 31, 2013.  We expect to file Post-Effective Amendment No. 33 on or about December 30, 2013, which will become effective on December 31, 2013, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Please note the Fund currently has existing classes of shares and that Post-Effective Amendment No. 31 is registering a new class of shares for the Fund.  Consequently, as discussed in our telephone conversation on December 18, 2013, some of the Registrant’s responses below note the Registrant’s intention to consider the Staff’s comment during the next annual update to the Fund’s registration statement.  This is to avoid differing disclosure between the Fund’s existing classes of shares and this new class of shares of the Fund.

Prospectus

Comment 1:  Please confirm that the fee table for the Fund includes a separate line item for acquired fund fees and expenses if acquired fund fees and expenses for the Fund exceed 0.01% of average daily net assets.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 30, 2013

Response:  The Registrant confirms that the estimated acquired fund fees and expenses for the Fund do not exceed 0.01% of average daily net assets so a separate line item for acquired fund fees and expenses is not included in the fee table.

Comment 2:  Please confirm that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Response:  The Registrant confirms that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Comment 3:  In the “Principal Investment Strategies” section, please briefly describe the characteristics of a short position.

Response:  The Registrant notes that a description of the characteristics of a short sale is included in “Short Sale Risk” in the “Principal Investment Risks” section.  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 4:  Please acknowledge that the Registrant is aware of the concept release on derivatives issued by the Securities and Exchange Commission (“SEC”), which may change how the Fund might use derivatives in the future if the SEC adopts a position on any of the issues outlined in the concept release.

Response:  The Registrant acknowledges that it is aware of the concept release on derivatives issued by the SEC.

Comment 5:  Please confirm that the Fund will segregate assets sufficient to cover the notional value when it is the seller of a credit default swap.

Response:  The Registrant confirms the Fund currently intends to segregate assets sufficient to cover the notional value when it is the seller of a credit default swap, but reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 30, 2013

Comment 6: Please confirm whether investments in partnership interests, loan participations and convertible debt may be considered principal investment types for the Fund’s principal investment strategies.  If so, please add disclosure related to these investment types in the “Principal Investment Risks”  section.

Response:  Partnership interests, loan participations and convertible debt are currently included in the Fund’s principal investment strategies disclosure.  The Registrant will review the appropriateness of this disclosure in the next annual update to the Fund’s registration statement.

Comment 7: Please consider whether unsponsored depositary receipts or investments in emerging market countries will be principal investment types for the Fund’s principal investment strategies.  If so, please add disclosure related to those investment types in the “Principal Investment Strategies” and “Principal Investment Risks”  sections.

Response: The Registrant confirms that investments in unsponsored depositary receipts or emerging market countries are not principal investment types for the Fund’s principal investment strategies.

Comment 8: Please clarify what is meant by stressed debt in the ninth paragraph of the “Principal Investment Strategies” section or remove the reference.

Response: No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 9:  In the “Principal Investment Strategies” section, please consider replacing the word “diversification” with a different word since the Fund is considered non-diversified.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 10:  Please move the portion of the strategy discussing each subadviser’s strategy from the “Principal Investment Strategies” section to the “Sub-Advisers” section.

Response:   No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 30, 2013

Comment 11:  In the second to last paragraph of the “Principal Investment Strategies” section, please move the discussion of the temporary defensive policy after the “Fund Summary” section.

Response:   No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 12: In “Short Sale Risk” in the “Principal Investment Risks” section, please consider removing the first phrase in the second sentence.  Please also consider moving the second sentence of the third paragraph to the “Principal Investment Strategies” section.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 13: In “Derivatives Risk” in the “Principal Investment Risks” section, please consider revising the disclosure to focus on the types of derivatives the Fund will invest in.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 14: Please delete the “When-Issued and Delayed Delivery Securities Risk” in the “Principal Investment Risks” section, unless they may be considered principal investment types for the Fund’s principal investment strategies.  If they are a principal investment types for the Fund’s principal investment strategies, please add disclosure related to when-issued and delayed delivery securities in the “Principal Investment Strategies” section.

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 15: In the first sentence of “High Portfolio Turnover” in the “Principal Investment Risks” section, please consider replacing the word “may” with “will likely.”

Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 16:  Please delete the second paragraph in the “Portfolio Managers of the Adviser” section.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 30, 2013

Response:  The Registrant has made the requested change.

Comment 17:  Please include the Fund’s inception date in the first sentence of the “Portfolio Managers of the Subadvisers” section.

Response:  The Registrant has made the requested change.

Comment 18:  Please review the requirements of Item 9 to confirm that the structure of the prospectus complies with the requirements of Item 9.

Response:  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectus complies with the requirements of Item 9.  Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9.

Comment 19:  Please explain what is meant by the references to “other real estate companies” in the “REITs and Other Real Estate Companies Risk” in the “Principal Investment Risks” section.  Please include such investments in the “Principal Investment Strategies” section if they are part of the Fund’s principal investment strategy.

Response:  The Registrant confirms that the Fund may gain exposure to the real estate market through its direct investment in companies that are involved in the real estate market but are not REITs.  However, no change was made in response to this comment.  The Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 20:  Please confirm the Registrant’s registration statement includes risk disclosure for the additional strategies disclosed in the “Information about Additional Potential Principal Investment Strategies” section.

Response:  The Registrant confirms that its registration statement includes risk disclosure for the additional strategies disclosed in the “Information about Additional Potential Principal Investment Strategies” section.

Comment 21: Please clarify what is meant by the phrase “low net investment exposure” in the “Equity Market Neutral” strategy in the “Information about Additional Potential Principal Investment Strategies” section.

Response: No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 30, 2013

Comment 22:  Please confirm whether the Fund will engage in securities lending as part of its principal investment strategies and add related disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” sections, if appropriate.

Response:  The Registrant confirms that the references to securities lending throughout the prospectus relate to minor use of securities lending to finance the Fund’s use of short sales, and securities lending will not be part of the principal investment strategies of the Fund.

Comment 23: With respect to the Fund and the wholly-owned subsidiary (“Subsidiary”) discussed in the registration statement:

a)
Confirm that the Fund will comply on an aggregate basis with its Subsidiary with (i) the Fund’s investment policy with respect to concentration of investments in a particular industry or group of industries in accordance with Section 8(b)(1)(E) of the 1940 Act and (ii) the limitations with respect to capital structure and the use of leverage set forth in Section 18 of the 1940 Act.

b)	Confirm whether the Subsidiary will enter into an advisory agreement in accordance with Section 15(a) of the 1940 Act.
c)	Confirm that the Subsidiary’s advisory agreement will be filed as an exhibit to the Trust’s registration statement.
d)	Confirm that the Subsidiary will comply with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.
e)	Identify the Subsidiary’s custodian.
f)
Confirm whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in its Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by its Subsidiary or, if no such Private Letter Ruling has been obtained, confirm the basis on which the Fund has made such a determination (e.g., opinion of counsel).

g)
Confirm that the Fund’s principal investment strategies and principal investment risk disclosure reflects the aggregate principal investment strategies and principal investment risks of the Fund and the Subsidiary.

h)	Confirm whether the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 30, 2013

i)	Confirm that all Subsidiary expenses will be included in the Fund’s fee table.
j)	Confirm whether the Subsidiary will designate an agent for service of process in the United States.
k)	Confirm whether the Subsidiary and its board of directors will consent to inspection by the SEC of the Subsidiary’s books and records.
l)	Confirm whether the Trust will have the Subsidiary’s board of directors sign the Trust’s applicable post-effective amendments to its registration statement.
Response:  Although the Fund’s prospectus discloses the possibility of using a wholly-owned subsidiary, the Fund currently does not use a wholly-owned subsidiary. However, the Registrant will consider the Staff’s comments about the use of a wholly-owned subsidiary in the event it uses a wholly-owned subsidiary in the future.

Comment 24:  Please confirm the market value (rather than the notional value) of derivatives will be used for the purposes of calculating the Fund’s net asset value.

Response:  The Registrant confirms that the market value of derivatives will be used for the purposes of calculating the Fund’s net asset value.

Statement of Additional Information

Comment 25:  Please consider whether to update the disclosure in the “Regulatory Limitations on Using Futures, Options on Futures and Swaps” section.

Response: No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

*           *           *           *           *

If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,
/s/ Franklin H. Na
Franklin H. Na